UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

The Nasdaq Stock Market, Inc.
(Name of Issuer)
Common stock, Par value $0.01 per share
(Title of Class of Securities)
631103108
(CUSIP Number)
Hellman & Friedman Capital Partners IV, L.P., H&F International Partners IV-A, L.P.,
H&F International Partners IV-B, L.P. and H&F Executive Fund IV, L.P.
c/o H&F Investors IV, LLC
One Maritime Plaza, 12th Floor
San Francisco, CA 94111
(415) 788-5111
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 8, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 631103108

1	NAMES OF REPORTING PERSONS H&F Investors IV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		23,545,368**

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,098**

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		23,545,368**

WITH	10	SHARED DISPOSITIVE POWER

3,098**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,548,466**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
**See Item 5 below

CUSIP No. 631103108

1	NAMES OF REPORTING PERSONS Hellman & Friedman Capital Partners IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		18,979,866**

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,098**

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		18,979,866**

WITH	10	SHARED DISPOSITIVE POWER

3,098**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,982,964**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
**See Item 5 below

CUSIP No. 631103108

1	NAMES OF REPORTING PERSONS H&F Executive Fund IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		422,122**

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,098**

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		422,122**

WITH	10	SHARED DISPOSITIVE POWER

3,098**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

425,220**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
**See Item 5 below

CUSIP No. 631103108

1	NAMES OF REPORTING PERSONS H&F International Partners IV-A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		3,115,622**

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,098**

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,115,622**

WITH	10	SHARED DISPOSITIVE POWER

3,098**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,118,720**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
**See Item 5 below

CUSIP No. 631103108

1	NAMES OF REPORTING PERSONS H&F International Partners IV-B, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		1,027,758**

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,098**

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,027,758**

WITH	10	SHARED DISPOSITIVE POWER

3,098**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,030,856**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
**See Item 5 below

CUSIP No. 631103108
     This Amendment No. 3 supplements and amends Items 2, 4, 5, 6, and 7 of the statements on Schedule 13D relating to the common stock, $0.01 par value per share (“Issuer Common Stock”), of The Nasdaq Stock Market, Inc., a Delaware corporation (the “Issuer”), filed on May 2, 2005 by H&F Investors IV, LLC, Hellman & Friedman Capital Partners IV, L.P., H&F Executive Fund IV, L.P., H&F International Partners IV-A, L.P. and H&F International Partners IV-B, L.P. Each Item below amends and supplements the information disclosed under the corresponding Item of the initial Schedule 13D, and Amendments Nos. 1 and 2 thereto.
Item 2 Identity and Background.
     Item 2 of Schedule 13D is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:
     This Schedule 13D is filed jointly on behalf of H&F Investors IV, LLC (“H&F Investors”), Hellman & Friedman Capital Partners IV, L.P. (“HFCP IV”), H&F Executive Fund IV, L.P. (“HFEF IV”), H&F International Partners IV-A, L.P. (“HFIP IV-A”) and H&F International Partners IV-B, L.P. (“HFIP IV-B” and, together with HFCP IV, HFEF IV and HFIP IV-A, the “H&F Partnerships”, and, together with H&F Investors, the “Reporting Persons”).
     H&F Investors is a California limited liability company whose principal business is serving as the sole general partner of each of the H&F Partnerships. Each of the H&F Partnerships is a California limited partnership whose principal business is investing in securities. The principal office of each of the Reporting Persons is One Maritime Plaza, 12th Floor, San Francisco, California 94111.
     The members who are current managing directors of H&F Investors consist of the following individuals: Mitchell R. Cohen, Philip U. Hammarskjold, Patrick J. Healy, F. Warren Hellman, Georgia Lee, Brian M. Powers, Thomas F. Steyer, Allen R. Thorpe, David R. Tunnell, C. Andrew Ballard and Jeffrey A. Goldstein. The present principal occupation of Mr. Steyer is Senior Managing Member of each of Farallon Capital Management, L.L.C. and Farallon Partners, L.L.C. and his present principal office is One Maritime Plaza, 21st Floor, San Francisco, California 94111. The present principal occupation of each of the other members of H&F Investors listed herein is Managing Director of Hellman & Friedman LLC. The principal office of Mr. Healy is Millbank Tower, 30th Floor, 21-24 Millbank, London, England SW1P4QP. The principal office of each of Messrs. Goldstein and Thorpe is 390 Park Avenue, 21st Floor, New York, NY 10022. The principal office of each of the other members of H&F Investors is One Maritime Plaza, 12th Floor, San Francisco, California 94111. Each of the members of H&F Investors is a United States citizen.
     To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 4 Purpose of Transaction.
     Item 4 of Schedule 13D is hereby amended and supplemented by adding immediately before the penultimate paragraph thereof the following:
     On November 8, 2007, representatives of the Reporting Persons jointly invited several financial institutions to bid to purchase some or all of the Issuer Common Stock beneficially owned by the Reporting Persons. On November 8, 2007, the Reporting Persons entered into a purchase agreement (the “Purchase Agreement”) among the Issuer, the Reporting Persons and Morgan Stanley & Co. Incorporated (the “Underwriter”), pursuant to which the Reporting Persons agreed to sell an aggregate of 23,545,368 shares of Issuer Common Stock at a per share price of $43.26 pursuant to an underwritten offering registered on the Issuer’s registration statement on Form S-3 (File No. 333-131373). The closing of these sales is expected to occur on November 14, 2007 (the “Offering Closing Date”). Concurrent with the execution of the Purchase Agreement, the Reporting Persons exercised the Series A Warrants,

CUSIP No. 631103108
and the Series B Warrants, (each as defined below) to acquire an aggregate of 2,355,724 shares of Issuer Common Stock pursuant to net exercise provisions included in those warrants and converted an aggregate of $60,000,000 principal amount of Series A Notes (as defined below) into Issuer Common Stock (resulting in the issuance of 4,137,927 shares of Issuer Common Stock) and an aggregate of $240,000,000 principal amount of Series B Notes (as defined below) into Issuer Common Stock (resulting in the issuance of 16,551,717 shares of Issuer Common Stock). In connection with the execution of the Purchase Agreement and pursuant to the terms therein, the Reporting Persons have entered into commitments with the Underwriter not to engage in any sales of shares of Issuer Common Stock other than pursuant to the underwritten offering for a period of at least 30 days, but in no event more than 47 days, from the date of the Purchase Agreement. In addition, Patrick Healy, a member of H&F Investors and a current director of the Issuer has executed a lock-up agreement, dated as of November 8, 2007 (the “Lock-Up Agreement”), restricting him from engaging in any sales of shares of Issuer Common Stock for a period of at least 30 days, but in no event more than 47 days, from the date of the Purchase Agreement.
     The forgoing summaries of the Purchase Agreement and the Lock-Up Agreement are qualified in their entirety by reference to the complete text of the Purchase Agreement and the Lock-Up Agreement, filed as Exhibit 20 and Exhibit 21 hereto, respectively.
Item 5 Interest in Securities of the Issuer.
     Item 5(a), (b) and (c) of Schedule 13D is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:
     The information set forth or incorporated by reference in Items 2, 3, 4 and 6 is hereby incorporated herein by reference.
     The information contained on the cover pages to this Amendment No. 3 to Schedule 13D is incorporated herein by reference. The following disclosure assumes that there are 114,532,516 shares of Issuer Common Stock outstanding as of October 31, 2007, as reported in the Issuer’s Preliminary Prospectus Supplement filed on November 8, 2007.
     Patrick Healy, a member of H&F Investors and a current director of the Issuer, holds for the benefit of the H&F Partnerships 3,098 shares of restricted Issuer Common Stock, which in the aggregate represents less than 0.1% of the Issuer Common Stock outstanding. The H&F Partnerships have shared voting and dispositive power with respect to such restricted Issuer Common Stock.
     Pursuant to Rule 13d-3 of the rules and regulations promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prior to the Offering Closing Date, after giving effect to (i) the exercise of Series A Warrants pursuant to the net exercise provisions thereof (the “Series A Warrants”), (ii) the exercise of Series B Warrants pursuant to the net exercise provisions thereof (the “Series B Warrants”), (iii) the conversion of 3.75% Series A Convertible Notes Due 2012 (the “Series A Notes”) and (iv) the conversion of 3.75% Series B Convertible Notes Due 2012 (the “Series B Notes”), each into shares of Issuer Common, each of the H&F Partnerships will hold the amount of shares of Issuer Common Stock set forth under their name in the table below. Each H&F Partnership has sole voting and dispositive power with respect to these securities.

		HFIP	HFIP
	HFCP IV	IV-A	IV-B	HFEF IV

Issuer Common Stock	18,979,866	3,115,622	1,027,758	422,122
     As the general partner of each of the H&F Partnerships, H&F Investors may be deemed to have beneficial ownership of the shares of Common Stock over which any of the H&F Partnerships has voting or dispositive power, as reflected in the table above. Accordingly, H&F Investors may be deemed to have sole voting and dispositive power with respect to, and beneficially own, an aggregate of 23,548,466 shares of Issuer Common Stock, representing approximately 17.1% of the Issuer Common Stock outstanding. As described in Item 4 above, pursuant to the Purchase Agreement, the Reporting Persons have agreed to sell 23,545,368 shares of Issuer Common Stock

CUSIP No. 631103108
they beneficially own to the Underwriter at a price of $43.26 per share, representing all shares of Issuer Common Stock held by the Reporting Persons except for the 3,098 shares held by Mr. Healy for the benefit of the H&F Partnerships.
     The investment decisions of H&F Investors are made by an investment committee of H&F Investors. The investment committee has the power to vote or to direct the vote of, and to dispose or to direct the disposition of, the shares of Issuer Common Stock that may be deemed to be beneficially owned by H&F Investors. As a result, each of the members of the investment committee may be deemed to beneficially own the shares of Issuer Common Stock that H&F Investors may be deemed to beneficially own. Each of the members of the investment committee, disclaims beneficial ownership of the shares of Issuer Common Stock that H&F Investors may be deemed to beneficially own, except to the extent of his or her indirect pecuniary interest, if any, therein.
     Collectively, prior to the Offering Closing Date, the Reporting Persons beneficially own an aggregate total of 23,548,466 shares of Issuer Common Stock, or approximately 17.1% of the outstanding shares of Issuer Common Stock. Because of the matters described in Item 4, the Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d) of the Securities Exchange Act with respect to the disposition of Issuer Common Stock. In addition, due to the existence of a common general partner among the H&F Partnerships, the H&F Partnerships may be deemed to constitute a group within the meaning of Rule 13d-5 of the rules and regulations promulgated by the SEC pursuant to the Exchange Act. As such, each of the H&F Partnerships (i) may be deemed to have acquired beneficial ownership, for purposes of Section 13(d) of the Exchange Act, of all the shares of Issuer Common Stock beneficially owned by H&F Investors and (ii) may be deemed to beneficially own, pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Exchange Act, an aggregate of 23,548,466 shares of Issuer Common Stock, representing approximately 17.1% of the Issuer Common Stock outstanding. However, each of the H&F Partnerships disclaims beneficial ownership of any of the shares of Issuer Common Stock beneficially owned by the other H&F Partnerships, except to the extent set forth in this Item 5, above.
     Neither the filing of Amendment No. 3 to this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any other person described in Item 2 of the Schedules 13D or listed in any schedule thereto is the beneficial owner of the Issuer Common Stock referred to herein or is a member of any “group” within the meaning of Section 13(d) of the Securities Exchange Act or for any other purpose, and such beneficial ownership and membership in any such group is expressly disclaimed.
Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Item 6 of Schedule 13D is hereby amended and supplemented to incorporate by reference the amendments and supplements to Item 4 herein.
Item 7 Material to be Filed as Exhibits
     Item 7 of Schedule 13D is hereby amended and supplemented by adding at the end thereof the following:
20.	Form of Purchase Agreement, dated November 8, 2007, among the Issuer, the Reporting Persons and the Underwriter (incorporated by reference to Exhibit 1.01 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 13, 2007).
21.	Lock-Up Agreement, dated as of November 8, 2007, executed by Patrick J. Healy.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: November 13, 2007

H&F INVESTORS IV, LLC

By:	HELLMAN & FRIEDMAN LLC, its Administrative Manager

	By:	/s/ Georgia Lee

Name: Georgia Lee
Title: Managing Director

HELLMAN & FRIEDMAN CAPITAL PARTNERS IV, L.P.

By:	H&F INVESTORS IV, LLC, its General Partner

	By:	Hellman & Friedman LLC, its Administrative Manager

		By:	/s/ Georgia Lee

Name: Georgia Lee
Title: Managing Director

H&F EXECUTIVE FUND IV, L.P.

By:	H&F INVESTORS IV, LLC, its General Partner

	By:	Hellman & Friedman LLC, its Administrative Manager

		By:	/s/ Georgia Lee

Name: Georgia Lee
Title: Managing Director

H&F INTERNATIONAL PARTNERS IV-A, L.P.

By:	H&F INVESTORS IV, LLC, its General Partner

	By:	Hellman & Friedman LLC, its Administrative Manager

		By:	/s/ Georgia Lee

Name: Georgia Lee
Title: Managing Director

H&F INTERNATIONAL PARTNERS IV-B, L.P.

By:	H&F INVESTORS IV, LLC, its General Partner

	By:	Hellman & Friedman LLC, its Administrative Manager

		By:	/s/ Georgia Lee

Name: Georgia Lee
Title: Managing Director